Exhibit 1

Perion Joins the TA-75 Index on the Tel Aviv Stock Exchange

June 11, 2014 – Tel Aviv, Israel and San Francisco, CA – Perion Network (NASDAQ: PERI) (TASE:PERI) announced today it has been informed by the Tel Aviv Stock Exchange (TASE) that its shares are now listed in the Tel-Aviv-75 (TA-75) effective as of June 15, 2014. The TA-75 index tracks the 75 shares with the highest market capitalization not included in the TA-25 index.

"We are proud to be included in this important Tel Aviv Stock Exchange index and to join a select club that includes some of Israel's most iconic and well-respected companies," said Josef Mandelbaum, CEO of Perion. "Our inclusion in this index positions us as one of the top Israeli-based tech companies and is another step in our evolution as a leading global publicly traded company. Additionally, this listing puts us on the radar screen of many Israeli fund managers, in particular those who follow and track this index."

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet Company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our leading platform with simple integration and robust, built-in analytics, empowers digital businesses to optimize distribution and maximize revenue. Our distribution solutions, which are based on our own experience as an app developer, position us to best understand the needs of developers, and enable developers to focus exclusively on creating high-quality digital product and content. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

Contact Information

Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/ msegal@ms-ir.com

Source: Perion Network Ltd.